UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

SUPREME INDUSTRIES, INC.
(Name of Subject Company)

SUPREME INDUSTRIES, INC.
(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share

Class B Common Stock, $0.10 par value per share

(Title of Class of Securities)

Class A Common Stock 868607102

Class B Common Stock 868607300
(CUSIP Number of Class of Securities)

With copies to:

John Dorbin	Bruce Newsome, Esq.
General Counsel	Haynes and Boone, LLP
Supreme Industries, Inc.	2323 Victory Ave., Suite 700
P.O. Box 237	Dallas, Texas 75219
2581 E. Kercher Road	(214) 651-5000
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 (“Amendment No. 8”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) originally filed by Supreme Industries, Inc., a Delaware corporation (“Supreme”), with the Securities and Exchange Commission on August 22, 2017, relating to the offer (the “Offer”) by Wabash National Corporation, a Delaware corporation (“Parent”), and Redhawk Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”) for $21.00 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 8 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 8.       Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text after the last paragraph:

“Expiration of Offering Period; Completion of Merger

The offering period of the Offer expired at 12:01 a.m., New York City time, on September 27, 2017. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised Parent that, as of the expiration of the offering period, 14,074,879 of Supreme’s outstanding shares of Class A Common Stock and 1,656,466 of Supreme’s outstanding shares of Class B Common Stock had been validly tendered and not properly withdrawn during the offering period (including 135,997 shares of Class A Common Stock tendered pursuant to notices of guaranteed delivery), representing an aggregate of approximately 91.67% of Supreme’s outstanding shares of Class A Common Stock and Class B Common Stock on a combined basis as of such time (or approximately 90.88% of outstanding Shares excluding notices of guaranteed delivery), which Shares are sufficient to have satisfied the Minimum Tender Condition and to enable the Merger (as defined below) to occur under Delaware law without a vote of Supreme’s stockholders. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the offering period, and Parent expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares so that a merger of Purchaser with and into Supreme (the “Merger”) was consummated on September 27, 2017, without a vote of the stockholders of Supreme, pursuant to Section 251(h) of the Delaware General Corporation Law. In the Merger, each Share not tendered and accepted for payment in the Offer, other than those shares with respect to which the holders properly exercise appraisal rights and Shares held by Parent or Purchaser, was converted into the right to receive an amount of cash equal to the Offer Price. As a result of the Merger, Supreme became a direct wholly owned subsidiary of Parent and Supreme’s Class A Common Stock ceased to be traded on the NYSE American stock exchange.

On September 27, 2017, Parent issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the offering period, the results of the Offer and the successful completion of the Merger. A copy of the press release issued by Parent is filed as Exhibit (a)(5)(G) to the amendment to the Schedule TO filed with the SEC on September 27, 2017 and is incorporated by reference herein.”

Item 9.       Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(19)	Press Release issued by Wabash National Corporation, dated September 27, 2017 (incorporated by reference to Exhibit (a)(5)(G) to Wabash National Corporation’s Amendment to Schedule TO filed with the SEC on September 27, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

	By:	/s/ Jeffery L Taylor
	Name:	Jeffery L Taylor
	Title:	Vice President

Dated: September 27, 2017